Exhibit (a)(5)(H)

ST. JUDE MEDICAL
News Release...

St. Jude Medical One Lillehei Plaza St. Paul, Minnesota 55117 (651) 483.2000 www.sjm.com
Contacts	Laura Merriam Investor Relations (651) 766-3029	Angela Craig Media Relations (651) 481-7789

St. Jude Medical Completes Tender Offer for Advanced Neuromodulation Systems

Advanced Neuromodulation Systems Shareholders Tender
More Than 90 Percent of Outstanding Shares

ST. PAUL, MN, November 28, 2005—St. Jude Medical, Inc. (NYSE:STJ) announced today the successful completion of its cash tender offer for all of the outstanding shares of Advanced Neuromodulation Systems, Inc. (NASDAQ:ANSI).

The subsequent offering period of St. Jude Medical's tender offer to purchase all of the outstanding shares of ANS expired at 5:00 p.m., Eastern Time, on Monday, November 28, 2005. Including those shares tendered during the initial offering period, ANS shareholders have now tendered 18,383,596 shares, or more than 90 percent of the outstanding shares of ANS, and promised to deliver 619,237 additional shares, or approximately 3 percent of the outstanding shares of ANS, under notices of guaranteed delivery. St. Jude Medical has accepted for purchase and payment all of the ANS shares that were validly tendered and not properly withdrawn in the offer.

St. Jude Medical expects to acquire the remaining shares of ANS (those not delivered during the offer or pursuant to notices of guaranteed delivery) through a "short-form" merger between its wholly-owned subsidiary and ANS on Tuesday, November 29, 2005. In the merger, each outstanding share of ANS common stock will be converted into the right to receive $61.25 in cash per share, without interest, the same consideration paid for shares tendered in the offer, subject to dissenters' rights. A letter of transmittal to be used for surrendering share certificates in exchange for payment will be sent to shareholders who did not tender their shares in the offer. Following the merger, ANS will be a wholly-owned subsidiary of St. Jude Medical.

MacKenzie Partners, Inc. is acting as information agent in connection with the tender offer and can be contacted at (800) 322-2885 (toll free) or (212) 929-5500 (collect). The Dealer Manager for the tender offer is Banc of America Securities LLC.

About St. Jude Medical
St. Jude Medical, Inc. (www.sjm.com) is dedicated to the design, manufacture and distribution of innovative medical devices of the highest quality, offering physicians, patients and payers outstanding clinical performance and demonstrated economic value.

About ANS
ANS (www.ANS-medical.com) designs, develops, manufacturers and markets implantable systems used to manage chronic intractable pain and other disorders of the central nervous system.

Forward-Looking Statements
Any statements made regarding the proposed transaction between St. Jude Medical, Inc. and Advanced Neuromodulation Systems, Inc., the expected timetable for completing the transaction, successful integration of the business, benefits of the transaction, potential clinical success, regulatory approvals, anticipated future product launches, revenues, earnings, expected repayment of debt, market shares, market growth, market segment growth, new indications, and any other statements regarding St. Jude Medical's or ANS's future expectations, beliefs, goals or prospects are forward-looking statements which are subject to risks and uncertainties, such as those described under or incorporated by reference in the Cautionary Statements section in Item 2 of St. Jude Medical's Quarterly Report on Form 10-Q filed on November 8, 2005 (see page 35), and in Item 8.01 of ANS's Current Report on Form 8-K filed on October 17, 2005, and in the Outlook and Uncertainties section in ANS's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 (see page 26), and ANS's Annual Report on Form 10-K for the year ended December 31, 2004 (see page 26). Actual results may differ materially from anticipated results.